                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 3 )(1)

                        Pacific Gateway Properties, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   694330 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

     Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street,
                      Cleveland, Ohio 44114, 216-736-7204
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                June 30, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d- 1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

---------------
         (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 10 Pages

                                  SCHEDULE 13D

CUSIP NO. 694330 10 1                                         PAGE 2 OF 10 PAGES


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

           Richard M. Osborne Trust
--------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a)  [X]

                                                                                                   (b)  [ ]
--------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS*
--------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                                                        [ ]
--------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           OHIO
--------------------------------------------------------------------------------------------------------------
              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                           100
                                          --------------------------------------------------------------------
            BENEFICIALLY                  8     SHARED VOTING POWER

                                          --------------------------------------------------------------------
              OWNED BY                    9     SOLE DISPOSITIVE POWER

                EACH                            100
                                          --------------------------------------------------------------------
              REPORTING                  10     SHARED DISPOSITIVE POWER

               PERSON                     --------------------------------------------------------------------

                WITH

--------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           100
--------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                                                      [ ]
--------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           LESS THAN 1%
--------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           OO
--------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 694330 10 1                                         PAGE 3 OF 10 PAGES

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

           Turkey Vulture Fund XIII, LTD.
--------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [X]
                                                                                                   (b) [ ]
--------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
--------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                                                       [ ]
--------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           OHIO
--------------------------------------------------------------------------------------------------------------
              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                           305,422
                                          --------------------------------------------------------------------
            BENEFICIALLY                  8     SHARED VOTING POWER

              OWNED BY                    --------------------------------------------------------------------
                                          9     SOLE DISPOSITIVE POWER
                EACH
                                                305,422
              REPORTING                   --------------------------------------------------------------------
                                          10    SHARED DISPOSITIVE POWER
               PERSON

                WITH
--------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           305,422
--------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                                                     [ ]

--------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           7.8%
--------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           OO
--------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 694330 10 1                                       PAGE  4  OF 10 PAGES

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

           Liberty Self-Stor II, LTD.
--------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [X]

                                                                                                   (b) [ ]
--------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS*
--------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                                                       [ ]
--------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           OHIO
--------------------------------------------------------------------------------------------------------------
              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                           1,246,406
                                          -------------------------------------------------------------------
            BENEFICIALLY                  8     SHARED VOTING POWER

              OWNED BY                    -------------------------------------------------------------------
                                          9     SOLE DISPOSITIVE POWER
                EACH
                                                1,246,406
              REPORTING                   -------------------------------------------------------------------
                                          10    SHARED DISPOSITIVE POWER
               PERSON

                WITH
--------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,246,406
--------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                                                     [ ]
--------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           31.7%
--------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           OO
--------------------------------------------------------------------------------------------------------------

CUSIP NO. 694330 10 1


         This Amendment No. 3 to Schedule 13D Statement ("Amendment No. 3") is filed on behalf of the Richard M. Osborne Trust, Liberty Self-Stor II, Ltd., an Ohio limited liability company, and Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company, for the purpose of reporting the transfer by Liberty Self-Stor, Ltd., an Ohio limited liability company ("Liberty"), to Liberty Self-Stor II, Ltd. of 1,246,406 shares of common stock ("Shares") of Pacific Gateway Properties, Inc., a Maryland corporation ("Pacific Gateway").

Item 2.  IDENTITY AND BACKGROUND.

         Item 2 of Schedule 13D is hereby amended and supplemented as follows:

         (a) The persons filing this Amendment No. 3 are (i) the Richard M. Osborne Trust (the "Trust"), (ii) Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), and (iii) Liberty Self-Stor II, Ltd., an Ohio limited liability company ("Liberty II"). Richard M. Osborne is the sole trustee of the Trust, the sole manager of the Fund, and the sole managing member of Liberty II.

         (b) The address of the Trust, the Fund and Liberty II, and the business address of Mr. Osborne, is 8500 Station Street, Suite 113, Mentor, Ohio 44060.

         (c) The Trust was established by Mr. Osborne for estate planning purposes, and the principal business of the Fund is to acquire, hold, sell or otherwise invest in all types of securities and other instruments. The principal business of Liberty II is to serve as a holding company for Mr. Osborne. Mr. Osborne's principal occupation is President of OsAir, Inc., a property developer and manufacturer of industrial gases for pipeline delivery. OsAir, Inc. is located at 8500 Station Street, Suite 113, Mentor, Ohio 44060.

         (d) Negative with respect to the Trust, the Fund, Liberty II and Mr. Osborne.

         (e) Negative with respect to the Trust, the Fund, Liberty II and Mr. Osborne.

         (f) The Trust is a trust organized under the laws of the State of Ohio and both the Fund and Liberty II are limited liability companies organized under the laws of the State of Ohio. Mr. Osborne is a citizen of the United States of America.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of Schedule 13D is hereby amended and supplemented as follows:

                                  5 of 10 Pages

CUSIP No. 694330 10 1


         On December 28, 1999, Liberty transferred 1,246,406 Shares to Liberty II in a cash-free transaction. The transfer did not result in any change in beneficial ownership of the 1,246,406 Shares because Mr. Osborne transferred the Shares from one entity controlled by him to another entity controlled by him. In May 1999, Liberty distributed 25,000 Shares to Thomas J. Smith, a member of Liberty.

Item 4.  PURPOSE OF TRANSACTION.

         Item 4 of Schedule 13D is hereby amended and supplemented as follows:

         On June 30, 2000, Pacific Gateway filed a preliminary proxy statement relating to a special meeting of stockholders to vote on a proposed merger with Mission Orchard Statutory Trust.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of Schedule 13D is hereby amended and supplemented as follows:

         (a) According to the most recently available filing with the Securities and Exchange Commission by Pacific Gateway, there are 3,933,536 Shares outstanding.

         The Trust beneficially owns 100 Shares, or less than 1%, of the outstanding Shares. The Fund beneficially owns 305,422 Shares, or approximately 7.8%, of the outstanding Shares. Liberty II beneficially owns 1,246,406 Shares, or approximately 31.7%, of the outstanding Shares. As sole trustee of the Trust, sole manager of the Fund and sole managing member of Liberty II, Mr. Osborne may be deemed to beneficially own all 1,551,928 Shares, or approximately 39.5%, of the outstanding Shares.

         (b) Mr. Osborne, as sole trustee of the Trust, sole manager of the Fund and sole managing member of Liberty II, has the sole power to vote or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by the Trust, the Fund and Liberty II.

         (c) Since the filing of Amendment No. 2 to Schedule 13D Statement on September 2, 1997, the Fund acquired 36,600 Shares in a private transaction for $5.00 per share, Liberty distributed 25,000 Shares to Mr. Smith in a private transaction and Liberty transferred 1,246,406 Shares to Liberty II.

                                  6 of 10 Pages

CUSIP No. 694330 10 1


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of Schedule 13D is hereby amended and supplemented as follows:

         Exhibit 7.7       Joint Filing Agreement

                                  7 of 10 Pages

CUSIP No. 694330 10 1


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 20, 2000                        TURKEY VULTURE FUND XIII, LTD.


                                               By: /s/ Richard M. Osborne
                                                   -----------------------
                                                   Richard M. Osborne, Manager


                                               RICHARD M. OSBORNE TRUST


                                               By:/s/ Richard M. Osborne
                                                  ----------------------
                                                  Richard M. Osborne, Trustee



                                               LIBERTY SELF-STOR II, LTD.


                                               By:/s/ Richard M. Osborne
                                                  ----------------------
                                                  Richard M. Osborne, Managing
                                                  Member





                                 8 of 10 Pages

CUSIP No. 694330 10 1


                                  Exhibit Index

         Exhibit 7.7 --    Joint Filing Agreement



                                  9 of 10 Pages

                                                                     EXHIBIT 7.7

                            AGREEMENT OF JOINT FILING


         Pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission, the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

         This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original, and all of which together shall be deemed to constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: July 20, 2000

                                       TURKEY VULTURE FUND XIII, LTD.



                                       By:   /s/ Richard M. Osborne
                                            -----------------------
                                            Richard M. Osborne, Manager


                                       RICHARD M. OSBORNE TRUST


                                       By:  /s/ Richard M. Osborne
                                            ----------------------
                                            Richard M. Osborne, Trustee


                                       LIBERTY SELF-STOR II, LTD.



                                       By: /s/ Richard M. Osborne
                                           ----------------------
                                           Richard M. Osborne, Managing Member



                                 10 of 10 Pages